UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Full Exercise of Over-Allotment Option for 225,000Class A Ordinary Shares

As previously disclosed, on January 23, 2025, Skyline Builders Group Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as the representative of the underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,500,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), for a price of $4.0 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 225,000 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO (the “OA Option”).

On February 6, 2025, the Representative exercised the OA Option in full to purchase 225,000additional Class A Ordinary Shares from the Company at the public offering price of $4.0 per share, generating gross proceeds of $900,000. The OA Option exercise closed on February 10, 2025.

In connection with the exercise of the OA Option, the Company issued a press release on February 10, 2025.

Copies of the Underwriting Agreement and the press release are attached hereto as Exhibits 10.1 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement do not purport to be a complete description of each of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Underwriting Agreement dated January 23, 2025 by and between the Company and the Representative (incorporated by reference to Exhibit 10.1 to the Form 6-K file by the Company on January 24, 2025)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: February 10, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu Lam
	Title:	Chief Executive Officer

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